EXHIBIT #1

PACIFIC NORTH WEST

CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 April 2008 and 2007

(Expressed in Canadian Funds)

JAMES STAFFORD
James Stafford, Inc.*
Chartered Accountants
Suite 350 - 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754
* Incorporated professional, James Stafford, Inc.

Independent Auditors’ Report

To the Shareholders of

Pacific North West Capital Corp.

We have audited the consolidated balance sheet of Pacific North West Capital Corp. (the “Company”) (an exploration stage company) as at 30 April 2008 and the related consolidated statements of loss, comprehensive loss and deficit, cash flows and changes in shareholders’ equity for the year then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 April 2008 and the results of its operations, its cash flows, and its changes in shareholders’ equity for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at 30 April 2007 and 2006 were audited by predecessor auditors who expressed opinions without reservation on those statements in each of their reports dated 10 July 2007 and 7 June 2006 respectively.

     /s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

30 June 2008

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
**Chartered Accountants**
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

## Independent Auditors' Report

**To the Shareholders of**
**Pacific North West Capital Corp.**

We have audited the consolidated balance sheet of **Pacific North West Capital Corp.** (the "Company") (an exploration stage company) as at April 30, 2007 and the consolidated statements of shareholders' equity, loss, comprehensive loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statement of shareholders' equity, loss, comprehensive loss and deficit and cash flows for the year ended April 30, 2006 prior to the restatement described in note 12(e), were audited by other auditors who expressed an opinion without reservation on those statements in their report dated June 7, 2006. We have audited the adjustments to the 2006 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

PricewaterhouseCoopers LLP

**Chartered Accountants**

Vancouver, British Columbia
July 10, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

*Staley, Okada & Partners*
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

# Report of Independent Registered Public Accounting Firm

**To the Shareholders of Pacific North West Capital Corp:**

We have audited the accompanying consolidated statements of shareholders' equity, loss, comprehensive loss and deficit and cash flows for the year ended 30 April 2006 of Pacific North West Capital Corp. (an Exploration Stage Company) (the "Company"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended 30 April 2006 in accordance with Canadian generally accepted accounting principles.

Staley Okada & Partners

Vancouver, BC, Canada
7 June 2006

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Staley, Okada & Partners, with offices in Vancouver and Surrey, is a Member of MSI, a Network of Independent Professional Firms • A Member of the Institute of Chartered Accountants of British Columbia
A Partnership of Incorporated Professionals: L.M. Okada, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., L.W.D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd.

Pacific North West Capital Corp.		Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheet
As at 30 April
(Canadian Funds)

ASSETS	2008	2007
Current
Cash and cash equivalents	$9,014,599	$4,144,031
Amounts receivable	252,812	33,146
Due from River Valley Joint Venture (Note 5b)	–	101,165
Prepaid expenses, advances and deposits	112,767	44,103
Available-for-sale securities (Note 4)	935,636	115,772
	10,315,814	4,438,217
Mineral Property Costs - Statement 5 (Note 5)	6,622,731	2,795,717
Property, Plant and Equipment (Note 6)	148,484	81,937
	$17,087,029	$7,315,871

LIABILITIES
Current
Accounts payable and accrued liabilities	$226,913	$139,441

Commitments (Note 11)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 8)
Authorized:
Unlimited number of common voting shares
Unlimited number of preferred voting shares
Issued and fully paid:
61,658,008 (30 April 007 - 41,996,202) common shares	25,677,015	16,906,926
Contributed Surplus	3,075,349	1,267,228
Other Comprehensive Loss	(11,146)	–
Deficit Accumulated During Exploration Stage - Statement 2	(11,881,102)	(10,997,724)
	16,860,116	7,176,430
	$17,087,029	$7,315,871

ON BEHALF OF THE BOARD:

“Harry Barr”	,	Director
“Jordan Point ”	,	Director

- See Accompanying Notes -

Pacific North West Capital Corp.						Statement 2
(An Exploration Stage Company)
Consolidated Statement of Changes in Shareholders’ Equity
(Canadian Funds)

				Other
	Common Shares		Contributed	Comprehensive	Accumulated
	Number	Amount	Surplus	Income	Deficit	Total
Balance – 30 April 2005	31,817,404	$13,381,700	$975,046	$–	$(8,422,138)	$5,934,608
Issuance of shares for:
- Private placements	2,956,000	1,136,800	–	–	–	1,136,800
- Properties	139,048	113,800	–	–	–	113,800
- Performance shares	200,000	72,250	–	–	–	72,250
Share issuance costs	–	(89,019)	–	–	–	(89,019)
Stock-based compensation costs	–	–	204,879	–	–	204,879
Future income tax on flow-through	–	(387,649)	–	–	–	(387,649)
Performance shares allotted (Note 8e)	–	–	(24,000)	–	–	(24,000)
Loss for the year	–	–	–	–	(1,344,822)	(1,344,822)
Balance – 30 April 2006	35,112,452	$14,227,882	$1,155,925	$–	$(9,766,960)	$5,616,847
Issuance of shares for:
- Private placements (Note 8a)	6,572,104	3,000,000	–	–	–	3,000,000
- Properties	154,538	8,000	–	–	–	8,000
- Exercise of warrants	45,600	13,680	–	–	–	13,680
- Performance shares (Note 8e)	50,000	17,000	–	–	–	17,000
- Finder's fees	61,508	28,909	–	–	–	28,909
Share issuance costs	–	(85,559)	–	–	–	(85,559)
Fair value assigned to warrants (Note 8g)	–	–	7,909	–	–	7,909
Stock-based compensation costs (Note 8f)	–	–	103,394	–	–	103,394
Future income tax on flow-through (Note 9c)	–	(302,986)	–	–	–	(302,986)
Loss for the year	–	–	–	–	(1,230,764)	(1,230,764)
Balance – 30 April 2007	41,996,202	$16,906,926	$1,267,228	$–	$(10,997,724)	$7,176,430
Issuance of shares for:
- Private placements (Note 8a)	10,965,306	6,314,924	–	–	–	6,314,924
- F/T Private placements (Note 8a)	8,084,000	4,492,000	–	–	–	4,492,000
- Properties (Note 8b)	220,000	110,150	–	–	–	110,150
- Exercise of options (Note 8d)	132,500	53,000	–	–	–	53,000
- Performance shares (Note 8e)	50,000	18,500	–	–	–	18,500
- Finder's fees (Note 8b)	210,000	105,000	–	–	–	105,000
- Value assigned to warrants (Note 8g)	–	(1,533,959)	1,533,959	–	–	–
Share issuance costs	–	(327,006)	32,262	–	–	(294,744)
Stock-based compensation costs (Note 8f)	–	–	234,400	–	–	234,400
Performance shares allotted (Note 8e)	–	–	7,500	–	–	7,500
Future income tax on flow-through (Note 9c)	–	(462,520)	–	–	–	(462,520)
Transition adjustment to opening balance (Note 2)	–	–	–	477,069	–	477,069
Unrealized loss on available-for- sale securities	–	–	–	(488,215)	–	(488,215)
Loss for the year	–	–	–	–	(883,378)	(883,378)
Balance – 30 April 2008	61,658,008	$25,677,015	$3,075,349	$(11,146)	$(11,881,102)	$16,860,116

- See Accompanying Notes -

Pacific North West Capital Corp.			Statement 3
(An Exploration Stage Company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Canadian Funds)
	Years Ended 30 April
	2008	2007	2006
General and Administrative Expenses
Consulting fees	$317,600	$228,572	$239,645
Consulting fees - Stock compensation (Note 8f)	144,604	43,276	98,604
Investor & shareholder relations	459,807	459,587	194,637
Investor & shareholder relations - Stock compensation (Note 8f)	14,222	37,305	38,403
Travel lodging & food	197,051	160,791	91,390
Management fees (Note 7b)	133,807	94,052	92,026
Director fees (Note 7i)	45,000	19,000	16,000
Director fees - Stock compensation (Note 8f)	47,379	22,610	49,550
Salaries & benefits	216,980	127,172	153,964
Salaries & benefits - Stock compensation (Note 8f)	28,195	203	18,322
Performance - Stock compensation (Note 8e)	25,500	–	–
Accounting & audit	97,170	67,037	78,133
Office	69,487	55,780	80,643
Transfer agent and regulatory fees	67,313	53,683	59,330
Rent	48,279	52,200	59,246
Telephone & utilities	40,325	29,695	29,688
Legal	35,330	16,068	21,957
Vehicle lease	13,882	13,021	12,904
Amortization	30,937	18,685	18,623
Insurance, licenses & fees	59,052	49,529	12,058
Loss Before the Undernoted	(2,091,920)	(1,548,266)	(1,365,123)
Other Income (Expenses)
Mineral property costs written off	–	(167,183)	(416,766)
Foreign exchange, net	(76,315)	5,089	(167,069)
Gain on sale of available-for-sale securities (Note 4)	232,268	–	8,850
Interest and other income	314,082	147,301	115,571
Project management fees	297,622	49,209	140,474
Interest and bank charges	(21,635)	(19,900)	(48,408)
	746,022	14,516	(367,348)
Loss before Income Taxes	(1,345,898)	(1,533,750)	(1,732,471)
Future Income Tax Recovery	462,520	302,986	387,649
Net Loss for the Year	$(883,378)	$(1,230,764)	$(1,344,822)
Other Comprehensive Loss
Unrealized loss on available-for-sale securities	(488,215)	–	–
Comprehensive Loss for the year	(1,371,593)	(1,230,764)	(1,344,822)
Loss per Share - Basic and fully diluted	$(0.02)	$(0.03)	$(0.04)
Comprehensive Loss per Share – Basic and fully diluted	$(0.03)	$(0.03)	$(0.04)
Weighted Average Number of Shares Outstanding	53,358,393	37,743,307	34,553,930

- See Accompanying Notes -

Pacific North West Capital Corp.			Statement 4
(An Exploration Stage Company)
Consolidated Statement of Cash Flows
(Canadian Funds)
	Years Ended 30 April
Cash Resources Provided By (Used In)	2008	2007	2006
Operating Activities
Loss for the period	$(883,378)	$(1,230,764)	$(1,344,822)
Items not affecting cash
Mineral property costs written off	–	167,183	416,766
Stock based-compensation costs	234,400	103,394	204,879
Gain on sale of available-for-sale securities	(232,268)	–	(8,850)
Amortization	30,937	18,685	18,623
Consulting fees - performance shares issued/allotted	25,500	16,500	46,250
Future income tax recovery on flow-through shares	(462,520)	(302,986)	(387,649)
Amounts receivable	(219,666)	(10,357)	30,802
Due from River Valley Joint Venture	101,165	3,569	(78,674)
Prepaid expenses and deposits	(68,664)	19,613	(63,716)
Accounts payable and accrued liabilities	(26,720)	27,741	1,770
Due to directors	–	–	(4,500)
	(1,501,214)	(1,187,422)	(1,169,121)
Investing Activities
Lonmin PLC advances received	–	–	1,210,183
Kaymin Resources Limited advances received	–	–	23,029
Sale of available-for-sale securities	246,936	–	14,550
Purchase of equipment	(97,484)	(30,480)	(8,530)
Purchase of available-for-sale securities	(845,679)	–	(20,117)
Cash call payable	–	(1,238)	(23,029)
Mineral property costs	(3,602,672)	(834,473)	(2,317,567)
	(4,298,899)	(866,191)	(1,121,481)
Financing Activities
Share capital issued, net of issuance costs	10,670,681	2,965,438	1,049,781

Net Increase (Decrease) in Cash and Cash Equivalents	4,870,568	911,825	(1,240,821)
Cash and cash equivalent - Beginning of period	4,144,031	3,232,206	4,473,027
Cash and Cash Equivalents - End of Period	$9,014,599	$4,144,031	$3,232,206

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Exploration expenditures included in accounts payable	$114,192	$48,044	$25,921
Consulting fees - performance shares issued/allotted	$25,500	$16,500	$46,250
Shares issued for mineral properties	$110,150	$8,000	$113,800

Pacific North West Capital Corp.				Statement 5
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2008
	Acquisition Costs	Exploration Costs	Total	2007 Total
Ontario Properties:
River Valley
Engineering and geological consulting	$-	$-	$-	$-

West Timmins Nickel
Staking	-	-	-	-
Drilling	-	448,030	448,030	28,779
Geophysical	-	94,737	94,737	116,186
Field expenses	-	275,238	275,238	12,539
Assays and geochemical	-	24,322	24,322	-
Engineering and geological consulting	-	164,404	164,404	27,001
Management fees	-	281,270	281,270	-
	-	1,288,001	1,288,001	184,505
Coldwell Project
Staking	223,761	-	223,761	-
Geophysical	-	435,892	435,892	-
Field expenses	-	107,216	107,216	-
Assays and geochemical	-	21,264	21,264	-
Engineering and geological consulting	-	90,958	90,958	-
	223,761	655,330	879,091	-
Swayze Joint Venture (Old: Nickel Muir)
Staking	44,907	-	44,907	-
Engineering and geological consulting	-	16,852	16,852	-
Geophysical	-	30,118	30,118	-
Field expenses	-	2,860	2,860	-
	44,907	49,830	94,737	-
Raglan Hills (Old: South Renfrew)
Staking	-	-	-	6,017
Field expenses	-	1,769	1,769	2,156
Assays and geochemical	-	1,424	1,424	-
Engineering and geological consulting	-	115,116	115,116	4,370
	-	118,309	118,309	12,543

Balance Carried Forward	$268,668	$2,111,470	$2,380,138	$197,048

Pacific North West Capital Corp.				Statement 5
(An Exploration Stage Company)				(Continued)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2008
	Acquisition Costs	Exploration Costs	Total	2007 Total
Balance Forward	$268,668	$2,111,470	$2,380,138	$197,048
Ontario Properties - Continued
Ontario Project
Staking	3,000	-	3,000	11,754
Geophysics		69,261	69,261	-
Field expenses	-	6,041	6,041	671
Engineering and geological consulting	-	15,828	15,828	5,560
	3,000	91,130	94,130	17,985
East Sudbury
Staking	145,555	-	145,555	-
Engineering and geological consulting		200,397	200,397	34,903
Assays and geochemical	-	11,491	11,491	77
Field expenses	-	66,128	66,128	33,396
Wages	-	-	-	3,039
	145,555	278,016	423,571	71,415
Goodchild
Engineering and geological consulting	-	1,140	1,140	-

Walsh Township
Shares issued for property	36,400	-	36,400	-

North Duluth
Geophysics	-	3,038	3,038	-

Balance Carried Forward	$453,623	$2,484,794	$2,938,417	$286,448

Pacific North West Capital Corp.				Statement 5
(An Exploration Stage Company)				(Continued)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2008
	Acquisition Costs	Exploration Costs	Total	2007 Total
Balance Forward	$453,623	$2,484,794	$2,938,417	$286,448
Quebec Properties:
SOQUEM - Taureau
Engineering and geological consulting	-	82,251	82,251	137,516

SOQUEM - Chenneville
Assays and geochemical	-	75	75	-
Engineering and geological consulting	-	85,255	85,255	-
	-	85,330	85,330	-
Glitter Lake
Shares issued for property	-	-	-	8,000
Field expenses	-	44,166	44,166	1,570
Assays and geochemical	-	7,150	7,150	-
Engineering and geological consulting	-	11,811	11,811	19,482
Glitter claim renewal	-	1,600	1,600	-
	-	64,727	64,727	29,052
Nickel Plats, Saskatchewan
Cash option payments	60,000	-	60,000	-
Shares issued for property	77,250	-	77,250	-
Staking	35,245	-	35,245	-
Geophysics	-	316,251	316,251	-
Assays and geochemical	-	824	824	-
Engineering and geological consulting	-	64,363	64,363	-
Field expenses	-	18,721	18,721	10,000
	172,495	400,159	572,654	10,000
Winter Lake, Northwest Territories
Staking	-	-	-	52,250
Field expenses	-	1,425	1,425	-
Engineering and geological consulting	-	1,081	1,081	-
	-	2,506	2,506	52,250

Balance Carried Forward	$626,118	$3,119,767	$3,745,885	$515,266

Pacific North West Capital Corp.				Statement 5
(An Exploration Stage Company)				(Continued)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2008
	Acquisition Costs	Exploration Costs	Total	2007 Total
Balance Forward	$626,118	$3,119,767	$3,745,885	$515,266
Alaska Properties:
Good News Bay
Staking Cash payments	63,000	-	63,000	67,980
Amounts recovered or received	-	(500,000)	(500,000)	(58,500)
Engineering and geological consulting	-	46,986	46,986	45,370
Wages	-	49,473	49,473	45,688
Assays and geochemical	-	23,861	23,861	5,361
Field expenses	-	421,967	421,967	54,705
	63,000	42,287	105,287	160,604
Reconnaissance (Kane, Tonsina, SE Alaska)
Staking	-	-	-	17,345
Amounts recovered or received	-	(500,000)	(500,000)	-
Filing fee	-	8,257	8,257	6,794
Engineering and geological consulting	-	120,294	120,294	30,370
Wages	-	11,563	11,563	63,150
Assays and geochemical	-	16,892	16,892	11,607
Field expenses	-	257,379	257,379	35,126
	-	(85,615)	(85,615)	164,392
Union Bay
Cash option payments	-	-	-	30,000
Engineering and geological consulting	-	1,039	1,039	1,389
Field expenses	-	219	219	500
Property fees	-	5,274	5,274	4,584
	-	6,532	6,532	36,473

Balance Carried Forward	$689,118	$3,082,971	$3,772,089	$876,735

Pacific North West Capital Corp.				Statement 5
(An Exploration Stage Company)				(Continued)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds
	2008
	Acquisition Costs	Exploration Costs	Total	2007 Total
Balance Forward	$689,118	$3,082,971	$3,772,089	$876,735
North Voisey, Labrador
Staking	46,080	-	46,080	-
Engineering and geological consulting	-	6,946	6,946	-
Field expenses	-	1,899	1,899	-
	46,080	8,845	54,925	-
New Zealand
Filing fee	-	-	-	2,286
Engineering and geological consulting	-	-	-	396
	-	-	-	2,682

General exploration and property examination	-	-	-	11,100

Costs for the Period	735,198	3,091,816	3,827,014	890,517

Balance - Beginning of year	753,934	2,041,783	2,795,717	2,072,383

Mineral property costs written off	-	-	-	(167,183)

Balance - End of Year	$1,489,132	$5,133,599	$6,622,731	$2,795,717

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies

a)

Nature and Continuance of Operations

Pacific North West Capital Corp. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on 29 May 1996 and on 13 July 2004, the Company continued out of the Province of Alberta and into the Province of British Columbia. The Company is in the process of acquiring, exploring and developing precious metal mineral properties.  The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright.  The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

b)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned US subsidiary, Pacific Northwest Capital Corp. USA. Inter-company balances are eliminated upon consolidation.  The consolidated financial statements of the Company and the accompanying notes have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which as described in note 12, differ in certain respects from accounting principles generally accepted in the United States of America.

c)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash investments with institutions of high-credit worthiness.

d)

Available-for-Sale Securities

Available-for-sale securities are reported at fair value based on quoted market prices.  Unrealized gains and losses on available-for-sale securities are included in shareholders’ equity as a component of other comprehensive income.

e)

Mineral Properties and Deferred Exploration Expenditures

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written off, or if its carrying value has been impaired, then the mineral properties and deferred costs are written down to fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

e)

Mineral Properties and Deferred Exploration Expenditures - Continued

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received are recorded as a gain on option or disposition of mineral property.

f)

Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over the related assets useful life.

There are no asset retirement obligations as at 30 April 2008 and 2007.

g)

Mineral Exploration Tax Credits (“METC”)

The Company recognizes METC amounts and applies those amounts against exploration costs when the Company’s application for tax credits is approved by the Canada Revenue Agency.  Assessments, if any for taxes, penalties and interest are deducted from the tax credits when assessed.

h)

Property, Plant and Equipment

Property, plant and equipment is valued at cost less accumulated amortization.  The Company provides amortization of furniture and office equipment, and automotive equipment using the declining balance method at 20% and 30% respectively.  One-half of the above rates are applied in the year of acquisition.

i)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.  A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realised.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

j)

Foreign Currency Translation

The Company's subsidiaries are integrated foreign operations and their results and financial position are translated into the Company’s functional currency, the Canadian dollar, using the temporal basis as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

k)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

l)

Loss per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share which assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

n)

Flow-Through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction in share capital.

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

o)

Joint Venture

Certain of the Company’s properties were the subject of joint venture agreements.  Where joint venture agreements exist, the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

p)

Performance Shares

The Company grants performance shares to attract consultants and/or employees to the Company. Performance shares are valued at market price on the date of issuance and charged to operations with the offsetting credit to share capital.

2.

Changes in Accounting Policies and Presentation

a)

Financial Instrument Standards

Effective 1 May 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial Instrument Standards”).  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below. The classification is not changed subsequent to initial recognition.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

2.

Changes in Accounting Policies and Presentation - Continued

a)

Financial Instrument Standards - Continued

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-Sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivative instruments and accordingly is not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other Comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Transition Adjustment to Opening Balances

The adoption of Sections 1530 and 3855 impacts the opening equity of the Company.  The unrealized gain on the available-for-sale securities from purchase to 30 April 2007 was $477,069 which is reported as an adjustment to the opening balance of accumulated other comprehensive income.  Any unrealized gains or losses on the available-for-sale securities for the year ended 30 April 2008 are reported in the current period.  There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

2.

Changes in Accounting Policies and Presentation - Continued

b)

Accounting Changes

Effective 1 May 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes.  The section also requires that the nature and amount of material changes in estimates be disclosed.  The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

3.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, portfolio investments, accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its US properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

4.

Available-for-Sale Securities

	2008		2007
	Book Value	Market Value	Book Value	Market Value
385,688 (2007 – 485,688) common shares of Freegold Ventures Limited (“Freegold”)	$56,272	$408,829	$70,840	$437,119
196,600 (2007 – 196,600) common shares of CanAlaska Uranium Ltd (“CanAlaska”)	37,432	49,150	37,432	131,722
174,500 (2007 – Nil) common shares of El Nino Ventures Inc (“El Nino”)	81,311	52,350	-	-
1,697,333 (2007 – Nil) common shares of Foran Mining Corporation (“Foran”)	251,239	169,733	-	-
199,645 (2007 – Nil) common shares of Breakwater Resources Ltd. (“Breakwater”)	422,115	201,641	-	-
Other Marketable securities	98,413	53,933	7,500	24,000
	$946,782	$935,636	$115,772	$592,841

The above investments have been accounted for using the fair value method. All investments represent less than a 5% ownership of the respective companies.   Freegold, El Nino and CanAlaska are companies that previously had certain directors in common with the Company.  During the year, the Company sold 100,000 common shares of Freegold for proceeds of $246,958 resulting in a gain of $232,368.  During the year, the Company sold 4,500 common shares of Novadx Ventures Corp. for proceeds of $1,720 resulting in a loss of $100.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs

a.

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances /Refunds	Write-off Mineral Property Costs	Total 2008	Total 2007
Ontario Properties
River Valley Joint Venture	$ 1	$ 5,053,099	$ (5,053,099)	$ -	$ 1	$ 1
Sargesson and Kelly/Davis	27,900	11,954	-	-	39,854	39,854
West Timmins Nickel	56,595	3,037,372	-	-	3,093,967	1,805,966
Coldwell Project	223,761	655,330	-	-	879,091	-
Swayze, Joint Venture (Nickel Muir)	44,907	49,830	-	-	94,737	-
Raglan Hills (South Renfrew)	6,017	124,835	-	-	130,852	12,543
Ontario Project	14,754	97,361	-	-	112,115	17,985
East Sudbury Ontario	145,555	278,016	-	-	423,571	-
Goodchild	-	1,140	-	-	1,140	-
Walsh Township	36,400	-	-	-	36,400	-
North Duluth	-	3,038	-	-	3,038	-
Quebec Properties
Soquem - Taureau	-	219,767	-	-	219,767	137,516
Soquem - Chenneville	-	85,330	-	-	85,330	-
Glitter Lake	80,600	214,953	(120,940)	-	174,613	109,886
Nickel Plats, Saskatchewan	182,495	400,159	-	-	582,654	10,000
Winter Lake, North West Territories	52,250	2,506	-	-	54,756	52,250
Alaska Properties
Good News Bay	158,730	706,262	(558,500)	-	306,492	201,205
Reconnaissance (Kane, Tonsina, SE Alaska)	27,946	580,737	(500,000)	-	108,683	194,298
Union Bay	441,593	4,030,313	(4,251,162)	-	220,744	214,212
North Voisey, Labrador	46,081	8,845	-	-	54,926	1
New Zealand	-	-	-	-	-	-
	$ 1,545,585	$ 15,560,847	$(10,483,701)	$ -	$ 6,622,731	$ 2,795,717

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs - Continued

b)

River Valley Farm-In and Joint Venture

By agreement dated 14 July 1999, the Company granted to Kaymin Resources Limited (“Kaymin”), a wholly owned subsidiary of Anglo American Platinum Corporation Ltd., an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property (Notes 5b(i) - 5b(vi) respectively), in the Sudbury Region of Ontario.  During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest. As Kaymin controls all financing, investing and operating decisions during this second earn-in phase, the consolidated financial statements of the River Valley Joint Venture have not been incorporated on a proportionate basis into these consolidated financial statements.  As at 30 April 2008, $Nil (2007 - $101,165) is receivable from the joint venture for an unsecured advance payable which is non-interest bearing and due on demand.

The above agreement is subject to various Net Smelter Return (“NSR”) royalties under the terms of the underlying agreements ranging from 2% to 3%.

i)

River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario.  As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors.  In addition, minimum annual exploration expenditures of $100,000 were completed.

The property is subject to a 3% NSR.  The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)

Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario, by incurring in excess of $350,000 of exploration expenditures on the properties by 31 May 2001.

Certain of the above claims are subject to a 2% NSR.

iii)

Frontier Property, Ontario

The Company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs - Continued

b)

River Valley Farm-In and Joint Venture - Continued

iv)

Washagami Property, Ontario

The Company acquired a 100% interest in certain mineral claims, known as the Washagami property located in the Davis and Janes Townships, Sudbury Mining District, Ontario for consideration of $28,200.

The property is subject to a 2% NSR.

v)

Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

vi)

Western Front Property, Ontario

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a Company (the “optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares.  In addition, an exploration expenditure of $50,000 was completed.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000.  The Company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

c)

Sargesson and Kelly/Davis Properties, Ontario

The Company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario.  As consideration, the Company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The Company can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs - Continued

d)

West Timmins Nickel Project, Ontario

By agreement dated 28 October 2004 as amended on 27 September 2006 and 7 April 2008, the Company may earn up to a 100 % interest in the West Timmins Nickel Project from Xstrata Nickel (“Xstrata”) (formerly Falconbridge Inc.).  The project is located in the Timmins region of Ontario.

Under the terms of the agreement, the Company, at its option, will spend $4,000,000 over a five-year period in order to vest with a 100% interest in the project.  Xstrata, for its part, will retain a 2% NSR and may, under certain circumstances, back in and earn a 50% interest by spending two and a half times the aggregate expenditure incurred by the Company within five years.  Xstrata may further elect to earn an additional 10% interest by completing a feasibility study or incurring $20,000,000 expenditures on the property.  Under the agreement, the Company will act as operator effective 1 January 2005.

In connection with the amendment on 7 April 2008, the Parties further agree to the following:

Xstrata will fund 50% of a ground EM-survey (estimated at $400,000 CDN). The Company’s share will be included in the calculation of its expenditures under the agreement.

Xstrata will fund 100% of the in-house expenditures related to the data evaluation and interpretation of the EM-survey and the subsequent targeting based on the results of the EM-survey. This funding will be considered as an ‘in-kind’ contribution. The “in-kind” contributions as outlined would cover the contracting and logistical management of the geophysical contractor and the data processing, modeling and target generation based on the delivered products from the EM-survey. This time will be tracked for assessment credit purposes, but will not be invoiced to the Company.

The Company will remain operator; however, Xstrata will plan the ground geophysical survey and interpret the data in-house. Xstrata’s recommendations for follow-up to any quality Ni-Cu sulphide targets will be provided to the Technical Committee.

The Company will drill as a priority the Ni-Cu targets that result directly from the ground EM-survey. The results of the survey will be discussed by the Technical Committee but for clarity, any drill targets deemed worthy of follow-up by Xstrata personnel through the ground EM-survey will be drilled as priority.

Minimum aggregate exploration expenditures of $4,000,000 were to be completed by 31 December 2008.  This commitment has now been extended to 31 December 2009 as follows:

On or before 31 December 2005	(completed)	$750,000
On or before 31 December 2006	(completed)	$1,500,000
On or before 31 December 2007	(completed)	$2,500,000
On or before 31 December 2009 (extended)	($3,093,967 incurred)	$4,000,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs - Continued

e)

Raglan Hills, Ontario (formerly South Renfrew Property)

During 2006, the Company acquired 6 claims by staking in Raglan Township, Ontario. In 2007 the Company entered into a joint venture agreement with First Nickel Inc. to evaluate the claims as well as their adjoining claims as one property.  Each company will participate in working the property as a 50:50 joint venture. Expenditures and programs on the project will be determined by an annual joint management committee meeting.

f)

Coldwell Properties, Ontario

During the year, the Company acquired 91 mineral claims by staking in the Coldwell Area near Marathon, Ontario.

g)

Walsh Township, Ontario

By agreement dated 1 January 2008 the Company may earn up to a 100 % interest in the Walsh Township Option.  The property is located in the Coldwell Area of Northern Ontario.

Under the terms of the agreement, the Company, at its option, will keep the claims in good standing over a three-year period in order to vest with a 100% interest in the project after making total payments of $60,000 and issuing 190,000 common shares of the Company. If the project continues beyond the three years the prospectors will be paid $25,000 in each of year four and five as an advanced royalty on any production.

As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	60,000	$-
On or before 1 January 2009		10,000	60,000	-
On or before 1 January 2010		15,000	40,000	-
On or before 1 January 2011		25,000	30,000	-
Total		$60,000	190,000	$-

An additional 100,000 shares will be issued upon vesting of 100% interest if the results of feasibility studies are positive.

The property is subject to a 2.0% NSR.  The Company shall have the right to purchase a 1% NSR for $1,000,000.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs - Continued

h)

East Sudbury Property, Ontario

During 2007, the Company acquired 124 mineral claims by staking in the Sudbury area of Ontario.

i)

Swayze Joint Venture, Ontario

During the year, the Company acquired claims by staking in Kenogaming Township (in the Swayze Greenstone Belt), Ontario. In March 2008 the Company entered into a three year joint venture agreement with Benton Resources Corp. to evaluate the  claims that both parties held in the Swayze Greenstone Belt.  It is proposed that the exploration budget over the three years will be $1,200,000 with the first year’s budget of $400,000.

Any additional claims acquired in the belt would be included in the joint venture. Each company will participate in working the properties as a 50:50 joint venture. Expenditures and programs on the properties will be determined by an annual joint management committee meeting.

During the year, the Company issued 10,000 common shares valued at $6,500 related to this property.

j)

North Duluth Property, Ontario

During the year, the Company spent $3,038 related to the acquisition of the 10 mineral claims in the Crystal Lake Area south of Thunder Bay, Ontario.  As of 30 April 2008, the Company was still in the process of acquiring title to these staked mineral claims.

k)

Glitter Lake Property, Quebec

By agreement dated 15 August 2003, amended on 30 April 2005 and amended on 30 April 2006, the Company can acquire, from CanAlaska Ventures Ltd. (“CanAlaska”), a Company that previously had certain directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Quebec.

As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures (the expenditure commitments for 2008 and 2009 have been extended to 2009 and 2010 as agreed to in a 1 April 2008 amendment) as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
On or before 4 June 2004	(issued)	-	20,000	-
On or before 15 August 2004	(paid)	15,000	-	-
On or before 28 May 2005	(issued)	-	20,000	-
On or before 15 August 2005	(paid)	20,000	-	-
On or before 28 May 2006	(issued)	-	20,000	-
On or before 15 April 2007	(completed)	-	-	150,000
On or before 15 April 2009	($14,953 paid)	-	-	200,000
On or before 15 April 2010		-	-	300,000
Total		$45,000	60,000	$700,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs - Continued

k)

Glitter Lake Property, Quebec - Continued

Upon the Company having vested with a 50% interest by completing the aforementioned payments and obligations, the Company may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within 24 months.  In the event the Company does not complete a bankable feasibility study within two years, the Company agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest the Company may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, the Company agrees to make annual cash payments of $50,000 to the Optionor for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before the Company vests with a 50% interest, the Company will issue shares to the value of $100,000 to CanAlaska, within 15 days of the Company becoming vested, or pay such amount that will result in the Company having spent $1,000,000 in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The Company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests.

l)

SOQUEM Agreement, Quebec

On 30 June 2006, the Company entered into a 50:50 Cooperation Agreement with Soquem Inc. in order to conduct research on platinum properties in the province of Quebec.  Field work was carried out and subsequently certain mineral claims were staked

m)

Northwest Territories

During the prior year, the Company acquired certain mineral claims by staking in the North West Territories.

n)

Nickel Plats, Saskatchewan

By agreement dated 30 April 2007, the Company can acquire, from Diamond Hunter Ltd. (“Hunter”), a 100% interest in certain mineral claims known as the Nickel Plats property, located in the province of Saskatchewan.

As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	200,000
On or before 30 April 2009		30,000	75,000	250,000
On or before 30 April 2010		-	75,000	300,000
On or before 30 April 2011		40,000	-	-
On or before 30 April 2012		40,000	-	-
On or before 30 April 2013		40,000	-	-
Total		$210,000	300,000	$750,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs - Continued

n)

Nickel Plats, Saskatchewan- Continued

An additional 100,000 shares will be issued upon vesting of 100% interest if the results of feasibility studies are positive.

The property is subject to a 2.0% NSR.  The Company shall have the right to purchase a 1% NSR for $750,000.

During the year, by agreement dated 16 May 2007, the Company can acquire for $10,000 (paid), from Diamond Hunter Ltd. (“Hunter”), a 100% interest in certain mineral claims known as the Nickel Plats adjunct property, located in the province of Saskatchewan.

The Nickel Plats adjunct property is subject to a 2.0% NSR.  The Company shall have the right to purchase a 1% NSR for $750,000.

o)

North Voisey, Labrador

During the year, the Company acquired certain mineral claims by staking north of Voisey Bay in Labrador.

p)

Goodnews Bay, Alaska

By agreement dated 1 January 2006, the Company can acquire, from Calista Corporation (“Calista”), a 100% interest in certain mineral claims known as the Goodnews Bay property, located on the west coast of Alaska.

As consideration, the Company, at its option, must make payments and incur exploration expenditures as follows:

			Payments	Exploration Expenditures
Upon execution of agreement	(paid)	US$	25,000	US$	-
On or before 31 December 2006	(paid/incurred)		45,000		200,000
On or before 31 December 2007	(paid/incurred)		55,000		250,000
On or before 31 December 2008			75,000		350,000
On or before 31 December 2009*			100,000		450,000
On or before 31 December 2010					700,000
Total		US$	300,000	US$	1,950,000

*

US$100,000 annual payments to be made thereafter until completion of a feasibility study

US$250,000 annual payments to be made following completion of a feasibility study

The Company has elected to expend the required US$450,000 of 2006 and 2007 exploration expenditures. The Company shall have until December 1st of each year the lease is in effect to commit to the following year's exploration expenditures.

After the Company has completed US$1.95 million expenditures on the property, it shall have a grace period of two years without obligation to perform additional work commitments, after which it will be required to expend a minimum of US$700,000 per annum, until a feasibility study is completed.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs - Continued

p)

Good News Bay, Alaska - Continued

Once the Company completes a feasibility study the Company shall have no further work obligations for a subsequent period of four years in addition to the time remaining of the grace period of two years. After five years, the Company will continue to make cash payments of US$100,000 until such time as the feasibility study is completed. Upon completion of a feasibility study and until such time as the commencement of commercial production the Company will make cash payments of US$250,000 per annum.  In addition, the Company will donate US$3,000 (paid in current year) to the Calista Corporation Scholarship Fund each year the lease is in effect, until such time as a feasibility study is completed at which time the donation shall increase to US$5,000 per year. Following commencement of commercial production, the Company will provide US$10,000 per annum to the scholarship fund.

The Company will pay a NSR to Calista of 1.5% or US$100,000 per annum whichever is the greater from the commencement of commercial production for a period of five years or until payback of all capital expenditure on the project whichever is shorter; thereafter the royalty shall be tied to the price of platinum.  Upon receipt of the feasibility study, Calista shall have one hundred and eighty (180) days in which to elect to acquire up to fifteen percent (15%) but in no event less than five percent (5%) operating interest in the project. At the time Calista elects to acquire an operating interest Calista shall pay the joint venture an initial contribution of two hundred percent (200%) of the agreed-upon pro-rata portion of exploration costs incurred by the Company, minus anniversary cash payments and scholarship contributions paid to Calista.

On 7 February 2007, the Company entered into a Letter of Agreement with Stillwater Mining Company (“Stillwater”) pertaining to ongoing exploration on the property. Under the terms of the Agreement, Stillwater will spend US$4 million to earn 50% of the property by 31 December 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional US$8 million in exploration expenditures within an additional two year period or upon completion of a feasibility study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an additional three years. The final agreement is still pending.

The Company will be the project manager during the option period, as defined in the Letter of Agreement and will receive a management fee.

q)

Tonsina Property, Alaska

During 2006, the Company acquired certain mineral claims by staking in Alaska.

r)

Kane Property, Alaska

In a prior year the Company acquired certain mineral claims by staking in Alaska.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs - Continued

s)

S.E. Property, Alaska

During the year, the Company acquired certain mineral claims by staking in Alaska.

On 6 June 2007, the Company entered into an option agreement with Stillwater Mining company (“Stillwater”) pertaining to ongoing exploration on the property. Under the terms of the Agreement, Stillwater will spend US$3.5 million to earn 50% of the first selected property and US$4.0 million on each subsequent selected property by 31 December 2011.  Stillwater may elect to increase its interest to 60% by incurring an additional US$8 million in exploration expenditures within an additional two year period or upon completion of a feasibility study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an additional three years.

The Company will be the project manager during the option period, as defined in the Option Agreement and will receive a management fee.

Stillwater elected in March 2008 to not continue with the exploration programs outlined in the June 2007 agreement to evaluate new ground in south east Alaska.

t)

Union Bay Property, Alaska, USA

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company could acquire, from Freegold, a company that previously had certain directors and officers in common, an option to earn up to a 70% interest in the property.

In order to earn its 50% interest, the Company purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (issued)	$-	30,000	$-
- On or before 1 July 2003 (paid / incurred)	20,000	-	30,000
- On or before 30 January 2004 (issued)	-	30,000	-
- On or before 1 July 2004 (paid / incurred)	20,000	-	30,000
- On or before 1 July 2005 (paid / incurred)	30,000	-	340,000
- On or before 1 July 2006 (paid / incurred)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Following vesting with a 50% interest on 1 July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of vesting with 50%. This election was not made.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs - Continued

t)

Union Bay Property, Alaska - Continued

As a term of the agreement, the Company upon vesting with 50%, issued 253,586 shares at market value for $100,000 to Freegold. 134,538 shares were issued and accounted for in a previous year.

By Memorandum of Agreement dated 4 May 2007 Freegold and the Company confirmed their 50:50 interest in the property. The Company will be the Project Operator.

u)

New Zealand Property

During a previous year, the Company was granted two exploration permits in New Zealand. During the period, the Company allowed one permit to lapse and transferred title on the other permit to Mainland Resources Ltd (a private company registered in New Zealand) while retaining a 2% NSR. Accordingly, all acquisition and exploration costs previously incurred have been written off.

6.

Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	2008 Net Book Value
Automotive equipment	$86,471	$22,733	$63,738
Furniture and office equipment	208,557	123,811	84,746
	$295,028	$146,544	$148,484

	Cost	Accumulated Amortization	2007 Net Book Value
Automotive equipment	$13,017	$11,157	$1,860
Furniture and office equipment	184,527	104,450	80,077
	$197,544	$115,607	$81,937

During the year ended 30 April 2008, total additions to property, plant and equipment were $97,484 (30 April 2007 - $30,480).

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

7.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)

During the year, consulting fees in the amount of $30,973 (2007 - $28,727, 2006 - $30,648) were paid to a company controlled by the former Corporate Secretary.

b)

During the year, management fees of $128,807 (2007 - $94,052, 2006 - $92,026) were paid to a company controlled by a director and Chairman.

c)

During the year, rent in the amount of $Nil (2007 - $31,352, 2006 - $53,746) was paid to a company controlled by a director and Chairman.

d)

During the year, accounting fees of $45,000 (2007 - $33,331, 2006 - $38,970) were paid to a company controlled by the former Chief Financial Officer.

e)

During the year, consulting fees of $14,665 (2007 - $48,000, 2006 - $45,300) were paid to a company controlled by the former Vice-President of Business Development.

f)

During the year, engineering and consulting fees of $92,400 (2007 - $48,150, 2006 - $50,500) were paid to a company controlled by the Vice-President of Exploration.

g)

During the year, engineering and consulting fees of $115,184 (2007 - $Nil, 2006 - $Nil) were paid to a company controlled by the Vice-President of Project Development.

h)

During the year, wages of $Nil (2007 - $32,042, 2006 - $36,450) were paid to the former Vice-President, Corporate Finance.

i)

Effective 1 February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $45,000 (2007 - $19,000, 2006 - $16,000) was paid/accrued to directors.

j)

During the year, management fees of $16,353 (2007 - $49,209, 2006 - $66,992) were received from the River Valley Joint Venture.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.

Share Capital

a)

Private Placements

On 1 June 2007, the Company closed a non-brokered private placement of 584,000 flow-through units for gross proceeds of $292,000.   Each unit was priced at $0.50 and consists of one common share and one-half of one non-transferable, non-flow-through share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until 1 December 2008.

On 1 June 2007, the Company closed a non-brokered private placement of 6,103,950 units for gross proceeds of $3,051,975.   Each unit was priced at $0.50 and consists of one common share and one-half of one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until 1 December 2008.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

8.

Share Capital - Continued

a)

Private Placements - Continued

On 18 July 2007, the Company closed a non-brokered private placement of 4,161,356 units for gross proceeds of $2,912,949.   Each unit is priced at $0.70 and consists of one common share and one-half of one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.90 per share exercisable until eighteen months from the closing date.

On 18 July 2007, the Company closed a non-brokered private placement of 1,500,000 flow-through units for gross proceeds of $1,200,000.   Each unit is priced at $0.80 and consists of one flow-through common share and one-half of one non-transferable, non-flow-through share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $1.00 per share exercisable until twelve months from the closing date.

On 27 March 2008, the Company closed a non-brokered private placement of 700,000 units for gross proceeds of $350,000.   Each unit is priced at $0.50 and consists of one common share and one-half of one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until twelve months from the closing date.

On 27 March 2008, the Company closed a non-brokered private placement of 6,000,000 flow-through units for gross proceeds of $3,000,000.   Each unit is priced at $0.50 and consists of one flow-through common share and one-half of one non-transferable, non-flow-through share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until twelve months from the closing date.

During the previous year, the Company completed a non-brokered private placement of 4,444,444 common shares at a price of $0.45 per common share for gross proceeds of $2,000,000 with Stillwater Mining Company. No finder’s fee or commission have been paid.

During the previous year, the Company completed a non-brokered private placement of up to 2,127,660 shares at $0.47 per share. 1,889,362 flow-through common shares were issued for gross proceeds of $888,000 and 238,298 common shares were issued for gross proceeds of $112,000 to Stillwater Mining Company. A finder’s fee of 61,508 shares fair valued at $28,909 were issued.

b)

Other

During the year ended 30 April 2008, the Company issued 220,000 common shares valued at $110,150 for the acquisition of the mineral property interests.

During the year ended 30 April 2008, the Company issued 210,000 common shares valued at $105,000 and 300,000 agent compensation warrants for agent services rendered.  Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until 31 March 2009.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

8.

Share Capital - Continued

c)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.

d)

Exercise of Warrants and Options

i)

During the year, no warrants were exercised (2007 - 45,600).

ii)

During the year, 132,500 options were exercised (2007 - Nil) at $0.40 for gross proceeds of $53,000 (2007 - $Nil).

e)

Performance Shares

A total of 2,697,990 performance shares were reserved for issue.  At the discretion of the board of directors (“Board”), these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

During a previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the Company.  These shares are to be granted as follows:

Shares	Date
50,000	15 January 2004	(issued)
50,000	30 June 2004	(issued)
50,000	31 October 2004	(issued)
50,000	28 February 2005	(allotted as at 30 April 2005 )(issued June 2005)
50,000	1 July 2005	(issued)
50,000	1 December 2005	(issued)
300,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

8.

Share Capital - Continued

e)

Performance Shares - Continued

During a previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the Company.  These shares are to be granted as follows:

Shares	Date
25,000	24 May 2005	(issued)
25,000	24 November 2005	(issued)
50,000	28 August 2006	(issued*)
50,000	28 February 2007	(cancelled December 2006)
75,000	28 August 2007	(cancelled December 2006)
75,000	28 February 2008	(cancelled December 2006)
300,000

*

50,000 performance shares were issued at $0.01 per share for total proceeds of $500.  The fair market value of the performance shares at the date of the issuance was $17,000.  The difference between the issue price and the fair market value ($16,500) was recorded in the accounts as consulting fees.  The offsetting entry is to share capital.

During the year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President Project Development to the Company.  These shares are available for issuance as follows:

Shares	Date
25,000	16 October 2007	(issued*)
25,000	16 January 2008	(issued*)
25,000	16 April 2008	(allotted as at 30 April 2008**)
25,000	16 July 2008
25,000	16 October 2008
25,000	16 January 2009
25,000	16 April 2009
25,000	16 July 2009
25,000	16 October 2009
25,000	16 January 2010
25,000	16 April 2010
25,000	16 July 2010
300,000

*

50,000 performance shares were issued at $0.01 per share for total proceeds of $500.  The fair market value of the performance shares at the date of the issuance was $18,500.  The difference between the issue price and the fair market value ($18,000) was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

**

25,000 performance shares were reserved for issuance at $0.01 per share during the year.  The fair market value of the performance shares at the date of the allotment/accrual was $7,500 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

8.

Share Capital - Continued

f)

Share Purchase Options

The Company has established a share purchase option plan whereby the Board may from time to time grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company’s board of directors.  The exercise price of an option is to be not less than the closing price on the Toronto Stock Exchange (“TSX”) on the last trading day preceding the grant date.

A summary of the Company’s options at 30 April 2008 and the changes for the year are as follows:

Number outstanding 30 April 2007	Granted	Exercised	Expired	Cancelled	Number outstanding 30 April 2008	Exercise price per share	Expiry date
150,000	-	-	(150,000)	-	-	$0.60	1 July 2007
740,000	-	-	(720,000)	(20,000)	-	$0.60	31 December 2007
545,000	-	-	-	(20,000)	525,000	$0.76	10 September 2008
1,575,000	-	-	-	(50,000)	1,525,000	$0.70	5 November 2009
419,500		-	-	(7,500)	412,000	$0.83	28 February 2010
380,000	-	-	-	(10,000)	370,000	$0.60	3 May 2010
100,000	-	(100,000)	-	-	-	$0.40	13 July 2010
310,000	-	(25,000)	-	(160,000)	125,000	$0.40	3 February 2011
340,000	-	(7,500)	-	(100,000)	232,500	$0.40	19 April 2011
50,000	-	-	-	-	50,000	$0.50	8 May 2011
20,000	-	-	-	-	20,000	$0.50	19 May 2011
75,000	-	-	-	(75,000)	-	$0.45	12 October 2011
150,000	-	-	-	-	150,000	$0.47	14 February 2009
100,000	-	-	-	(100,000)	-	$0.47	14 February 2012
-	1,500,000	-	-	(630,000)	870,000	$0.55	18 May 2012
-	50,000	-	-	-	50,000	$0.72	27 June 2012
-	100,000	-	-	-	100,000	$0.70	13 August 2012
-	280,000	-	-	-	280,000	$0.50	11 October 2012
-	130,000	-	-	-	130,000	$0.50	29 October 2012
-	85,000	-	-	-	85,000	$0.50	14 November 2012
-	1,200,000	-	-	-	1,200,000	$0.60	22 February 2013
4,954,500	3,345,000	(132,500)	(870,000)	(1,172,500)	6,124,500

During the year, the Company granted the following options and recognized the following costs with respect to options granted:

Grant date	Granted	Exercise price	Fair Value	2008 Vested Amount
18 May 2007	1,500,000	$ 0.55	$ 292,572	$ 109,714
27 June 2007	50,000	$ 0.72	23,159	8,684
13 August 2007	100,000	$ 0.70	33,932	3,393
11 October 2007	280,000	$ 0.50	78,476	19,619
29 October 2007	130,000	$ 0.50	36,205	9,051
14 November 2007	85,000	$ 0.50	22,876	5,719
22 February 2008	1,200,000	$ 0.60	459,396	-
	3,345,000		$ 946,616	$ 156,180

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

8.

Share Capital - Continued

f)

Share Purchase Options - Continued

The total estimated fair value of the 3,345,000 options is $946,616.  Since the options were granted under a graded vesting schedule, $156,180 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during 2007.  The offsetting entry is to contributed surplus.

During prior years, the Company granted the following options and recognized the 2008 vested amount as follows:

Grant date	Granted	Exercise price	Fair Value	2008 Vested Amount
3 February 2006	350,000	$ 0.40	$ 69,139	$ 25,927
19 April 2006	440,000	$ 0.40	100,606	15,244
8 May 2006	50,000	$ 0.50	11,573	7,715
19 May 2006	20,000	$ 0.50	3,247	1,623
14 February 2007	250,000	$ 0.47	42,633	27,711
Total	1,110,000		$ 227,198	$ 78,220

The total estimated fair value of the 1,110,000 options is $227,198.  Since the options were granted under a graded vesting schedule, $78,220 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the year.  The offsetting entry is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2008	2007	2006
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	82.56%	51.49%	49.0%
Risk-free interest rate	3.78%	4.08%	4.10%
Expected life of options	5.0 years	5.0 years	5.0 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

8.

Share Capital - Continued

g)

Share Purchase Warrants

As at 30 April 2008, the following share purchase warrants were outstanding:

Warrants	Exercise Price	Expiry Date
750,000	$1.00	18 July 2008
3,343,975	$0.60	1 December 2008
2,080,678	$0.90	18 January 2009
3,000,000	$0.60	31 March 2009
300,000	$0.60	31 March 2009
350,000	$0.60	31 March 2009
9,824,653

During the year, 9,824,653 common share purchase warrants having a fair value of $1,566,221 were issued relating to private placements.

The relative pro rata allocation of the fair value of the stock purchase warrants included in unit offerings is estimated on the date of issuance of the unit using the Black-Scholes option-pricing model with the following weighted average assumptions:

30 April 2008
Average risk-free interest rate	3.70%
Expected dividend yield	NIL
Expected stock price volatility	86.41%
Average expected warrant life	1.4 years

Pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock purchase warrants.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

9.

Income Taxes

a)

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2008	2007

Net loss for the year	$(883,378)	$(1,230,764)
Canadian federal and provincial income tax rates	31.00%	34.12%

Expected income tax (recovery)	$(273,847)	$(419,835)
Items not deductible for income tax purposes	104,372	88,321
Income tax benefit recognized on issuance of flow-through shares	(462,520)	(302,986)
Unrecognized benefit of non-capital losses	169,475	331,514

Total income taxes (recovery)	$(462,520)	$(302,986)

Represented by:
Current income tax	$-	$-
Future income tax recovery	$(462,520)	$(302,986)

b)

The significant components of the Company's future income tax assets and liabilities are as follows:

	2008	2007

Future income tax assets (liabilities)
Non-capital loss carry forwards	$2,010,209	$1,797,337
Share issue costs	100,061	64,550
Undepreciated capital cost in excess of accounting net book value	47,408	40,620
Mineral properties	(1,027,285)	(516,746)

	1,130,393	1,385,761
Valuation allowance	(1,130,393)	(1,385,761)

Net future income tax assets	$-	$-

The Company has non-capital losses for Canadian tax purposes of approximately $6,484,544 available to offset against taxable income in future years, which, if unutilized, will expire through to 2028.  Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $3,308,908 available to reduce taxable income of future years.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

9.

Income Taxes - Continued

c)

Future Income Tax Recovery

During the year, flow-through shares totalling $4,492,000 (2007 - $888,000) were issued, which funds are required to be spent on certain Qualifying Canadian Exploration Expenditures.  Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. This amounted to $462,520 (2007 - $302,986). However, because the Company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.

10.

Segmented Information

Details on a geographic basis as at 30 April 2008 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$635,919	$16,451,110	$-	$17,087,029
Mineral property costs	$635,919	$5,986,812	$-	$6,622,731
Loss for the year	$-	$(883,378)	$-	$(883,378)

Details on a geographic basis as at 30 April 2007 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$609,715	$6,706,156	$-	$7,315,871
Mineral property costs	$609,715	$2,186,002	$-	$2,795,717
Loss for the year	$(297)	$(1,145,799)	$(84,668)	$(1,230,764)

Details on a geographic basis as at 30 April 2006 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$248,246	$5,351,510	$81,986	$5,681,742
Mineral property costs	$248,246	$1,742,151	$81,986	$2,072,383
Loss for the year	$-	$(1,344,822)	$-	$(1,344,822)

11.

Commitments

a)

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a Company controlled by a director and Chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The Chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years’ compensation.

b)

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 5).

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

11.

Commitments - Continued

c)

The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company.  These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares.

d)

By agreement dated 1 December 2006, the Company entered into a five-year lease for office premises with the following lease payments to the expiration of the lease on 30 November 2011:

Amount
2008	$42,379
2009	42,379
2010	42,379
2011 (expiry in November 2011)	24,721
Total	$151,858

12.

Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

Canadian generally accepted accounting principles (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“US GAAP”).  The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

a)

SEC staff have interpreted US GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for US GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist.  Under Canadian GAAP, such costs have been deferred.  For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities.  For US GAAP, these costs would be characterized as operating activities.

b)

United States GAAP requires that the fair market value of contributed executive services be recorded as an expense, even when they are not paid.  For the year ended 1998, the fair market value of contributed executive services of $98,000 was expensed for United States GAAP purposes.

c)

Under Canadian GAAP a premium to market on the issuance of flow-through shares would be recorded in share capital.  For US GAAP purposes, SFAS 109, “Accounting for Income Taxes” the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A future tax liability is recognized for the premium paid by the investors.  For the year ended 2008, premium on the issuance of flow-through shares was $660,000 (2007 - $Nil).  For the year ended 1998, the Company recorded a flow-through discount of $127,890.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

12.

Differences Between Canadian and United States GAAP - Continued

d)

Under United States GAAP, available-for-sale securities are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholders’ equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, available-for-sale securities are reported at fair value based on quoted market price.  There is no comprehensive income category in Canada prior to the adoption of CICA 3835, “Financial Instruments – Recognition and measurement” and CICA 1530, “Comprehensive Income”.

e)

Prior year restatement

Certain of the comparative numbers in this Canadian to US GAAP reconciliation have been restated to reflect errors in the previous year’s presentation arising due to flow-through share future tax recovery accounting and the accounting for fair market value of contributed executive services.  As a result of the restatement for flow-through share future tax recovery, loss for the year 2006 under US GAAP increased by $387,649.  Basic and diluted loss per share under US GAAP increased from $0.06 to $0.07 as a result of the restatement.  As a result of the restatement for fair market value of contributed executive services, deficit for 2006 under US GAAP decreased by $98,000 with a corresponding decrease to contributed surplus.

f)

Restricted cash

Under US GAAP, funds raised from the issuance of flow-through shares, which have not yet been disbursed on qualifying exploration expenditures, would be disclosed as restricted cash and excluded from current assets.  Accordingly, cash and cash equivalents under US GAAP would be reduced by $2,057,860 at 30 April 2008 and $730,872 at 30 April 2007.

g)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Years Ended 30 April
	2008	2007	2006 (As restated)
Loss for the year as reported	$(883,378)	$(1,230,764)	$(1,344,822)
Write-off of mineral exploration costs (Note 12a)	(3,827,014)	(723,334)	(736,035)
Future tax recovery (Note 12c)	(402,520)	(302,986)	(387,649)
Loss for the year in accordance with US GAAP	$(5,112,912)	$(2,257,084)	$(2,468,506)
Unrealized gain (loss) on available-for-sale securities (Note 12d)	$(488,215)	$219,367	$226,072
Comprehensive loss for the years under US GAAP	$(5,601,127)	$(2,037,717)	$(2,242,434)
Loss per share for the year in accordance with US GAAP	$(0.10)	$(0.06)	$(0.07)
Comprehensive loss per share in accordance with US GAAP	$(0.10)	$(0.05)	$(0.06)

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

12.

Differences Between Canadian and United States GAAP - Continued

h)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Years Ended 30 April
	2008	2007	2006 (As restated)
Deficit as reported	$(11,881,102)	$(10,997,724)	$(9,766,960)
Flow-through discount (Note 12c)	127,890	127,890	127,890
Write-off of mineral exploration costs (Note 12a)	(6,622,731)	(2,795,717)	(2,072,383)
Future tax recovery (Note 12c)	(1,093,155)	(690,635)	(387,649)
Deficit in accordance with US GAAP	$(19,469,098)	$(14,356,186)	$(12,099,102)

i)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Accumulated Deficit	Contributed Surplus	Accumulated Comprehensive Income	Total
	Number	Amount
			(As restated)	(As restated)
Shareholders’ equity balance as reported at 30 April 2006	35,112,452	$14,227,882	$(9,766,960)	$1,155,925	$-	$5,616,847
Flow-through discount (Note 12c)	-	-	127,890	-	-	127,890
Available-for-sale securities (Note 12d)	-	-	-	-	257,702	257,702
Fair market value of contributed executive services (Note 12b)	-	-	-	(98,000)	-	(98,000)
Write-off of mineral exploration costs (Note 12a)	-	-	(2,072,383)	-	-	(2,072,383)
Future tax recovery (Note 12c)	-	387,649	(387,649)	-	-	-
Shareholders’ equity in accordance with US GAAP at 30 April 2006	35,112,452	$14,615,531	$(12,099,102)	$1,057,925	$257,702	$3,832,056
Shareholders’ equity balance as reported at 30 April 2007	41,996,202	$16,906,926	$(10,997,724)	$1,267,228	$-	$7,176,430
Flow-through discount (Note 12c)	-	-	127,890	-	-	127,890
Available-for-sale securities (Note 12d)	-	-	-	-	477,069	477,069
Fair market value of contributed executive services (Note 12b)	-	-	-	(98,000)	-	(98,000)
Write-off of mineral exploration costs (Note 12a)	-	-	(2,795,717)	-	-	(2,795,717)
Future tax recovery (Note 12c)	-	690,635	(690,635)	-	-	-
Shareholders’ equity in accordance with US GAAP at 30 April 2007	41,996,202	$17,597,561	$(14,356,186)	$1,169,228	$477,069	$4,887,672

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

12.

Differences Between Canadian and United States GAAP - Continued

i)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows: - Continued

	Common Shares		Accumulated Deficit	Contributed Surplus	Accumulated Comprehensive Income	Total
	Number	Amount
			(As restated)	(As restated)
Shareholders’ equity balance as reported at 30 April 2008	61,658,008	$25,677,015	$(11,881,102)	$3,075,349	$(11,146)	$16,860,116
Flow-through discount (Note 12c)	-	-	127,890	-	-	127,890
Fair market value of contributed executive services (Note 12b)	-	-	-	(98,000)	-	(98,000)
Write-off of mineral exploration costs (Note 12a)	-	-	(6,622,731)	-	-	(6,622,731)
Future tax recovery (Note 12c)	-	493,155	(1,093,155)	-	-	(600,000)
Shareholders’ equity in accordance with US GAAP at 30 April 2008	61,658,008	$26,170,170	$(19,469,098)	$2,977,349	$(11,146)	$9,667,275

j)

The impact of the above differences between Canadian and United States GAAP on the statement of cash flows, as reported, is as follows:

	Years Ended 30 April
	2008	2007	2006
Cash used in operating activities under Canadian GAAP	$(1,501,214)	$(1,187,422)	$(1,169,121)
Mineral property exploration and development expenditures (Note 12a)	(3,602,672)	(835,711)	(1,107,384)
Cash used in operating activities under US GAAP	$(5,103,886)	$(2,023,133)	$(2,276,505)

Cash used in investing activities under Canadian GAAP	$(4,298,899)	$(866,191)	$(1,121,481)
Mineral property exploration and development expenditures (Note 12a)	3,602,672	835,711	1,107,384
Flow-through funds not disbursed during the year (Note 12f)	(2,057,860)	(730,872)	(140,359)
Flow-through funds realized from previous year (Note 12f)	730,872	140,359	-
Cash used in investing activities under US GAAP	$(2,023,215)	$(620,993)	$(154,456)

Cash generated by financing activities under Canadian and US GAAP	$10,670,681	$2,965,438	$1,049,781

Cash and cash equivalent end of year under Canadian GAAP	$9,014,599	$4,144,031	$3,232,206
Restricted cash – Flow-through shares (Note 12f)	(2,057,860)	(730,872)	(140,359)
Cash and cash equivalent end of year under US GAAP	$6,956,739	$3,413,159	$3,091,847

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

12.

Differences Between Canadian and United States GAAP - Continued

k)

New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  SFAS 159 allows the company to choose to measure many financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS 159 is effective for fiscal years beginning after 15 November 2007.  The Company is currently evaluating the requirements of SFAS 159 and the potential impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after 15 December 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141(R) on its consolidated results of operation and financial condition.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”).  SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  SFAS No. 160 is effective for fiscal years beginning after 15 December 2008.  The Company is currently evaluating the   potential impact, if any, of the adoption of SFAS No. 160 on its consolidated results of operation and financial condition.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS 158 requires an employer that sponsors one or more single-employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS 87, “Employers’ Accounting for Pensions”, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The Company is currently reviewing the impact of this statement.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

12.

Differences Between Canadian and United States GAAP - Continued

k)

New Accounting Pronouncements - Continued

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement". The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on 1 January 2008. The Company is currently reviewing the impact of this statement.

In June 2006, FASB issued Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns.  FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective 1 January 2007 and is currently assessing the impact on the Company’s financial statements.